Exhibit 99.2

TITAN MEDICAL INC.

Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2020 and 2019

(IN UNITED STATES DOLLARS)

TITAN MEDICAL INC.
Unaudited Condensed Interim Balance Sheets
As at March 31, 2020 and 2019
(In U.S. Dollars)

	Note	March 31, 2020	December 31, 2019

Assets

Current Assets:
Cash and cash equivalents		$1,760,219	$814,492
Amounts receivable		99,400	84,097
Deposits	8	481,400	481,400
Prepaid expense		180,730	369,453
Total Current Assets		$2,521,749	$1,749,442
			-
Right of use assets - Leases	3	24,709	30,394
			-
Patent Rights	4	1,649,465	1,601,745
			-
Total Assets		$4,195,923	$3,381,581

Liabilities

Current Liabilities:
Accounts payable and accrued liabilities	5	$10,184,977	$11,412,896
Current portion of lease liability	3	25,126	21,071
Warrant liability	6	2,373,057	3,621,444
Total Current Liabilities		$12,583,160	$15,055,411

Long-term lease liability	3	$-	$8,001

Total Liabilities		$12,583,160	$15,063,412

Shareholders' Equity / (Deficiency)

Share Capital	7	$198,693,476	$194,859,415
Contributed Surplus		8,532,103	8,303,527
Deficit		(215,612,816)	(214,844,773)
Total Deficiency		$(8,387,237)	$(11,681,831)

Total Liabilities and Deficiency		$4,195,923	$3,381,581

Going Concern (Note 1(d))
Commitments (Note 8)
Subsequent events (Note 10)

See notes to financial statements

Approved on behalf of the Board:

"signed"	"signed"
Charles Federico	David McNally
Chairman	President and CEO

TITAN MEDICAL INC.
Unaudited Condensed Interim Statements of Net and Comprehensive Loss
For the Three Months Ended December 31, 2020 and 2019
(In U.S. Dollars)

		Three Months Ended	Three Months Ended
	Note	March 31, 2020	March 31, 2019

Revenue:		$-	$-

Expenses:
Amortization		$14,095	$6,175
Consulting fees		112,125	269,429
Stock based compensation	7b	228,576	251,357
Insurance		123,162	118,489
Management salaries and fees		541,595	648,586
Marketing and investor relations		8,644	106,189
Office and general		139,887	117,271
Professional fees		358,486	103,385
Rent		7,241	12,236
Research and Development		46,119	14,408,612
Travel		11,138	67,364
Interest charges		212,697	-
Foreign exchange (gain)		(73,503)	(107,642)
		$1,730,262	$16,001,451
Finance Income (cost):
Interest		$1,743	$23,031
Gain (loss) on change in fair value of warrants	6	1,117,476	(10,476,625)
Warrant liability issue cost		(157,000)	(1,827,835)
		$962,219	$(12,281,429)

Net and Comprehensive Loss For the Period		$768,043	$28,282,880

Basic and Diluted Loss Per Share		$(0.02)	$(1.22)

Weighted Average Number of Common Shares
Basic and Diluted		44,272,288	23,185,888

See notes to financial statements

TITAN MEDICAL INC.
Unaudited Condensed Interim Statements of Shareholders’ Equity and Deficit
For the Three Months Ended December 31, 2020 and 2019
(In U.S. Dollars)

	Note	Share Capital Number	Share Capital Amount	Contributed Surplus	Deficit	Total Equity / (Deficiency)

Balance - December 31, 2018		21,675,849	$170,502,394	$6,652,409	$(172,937,694)	$4,217,109

Issued pursuant to agency agreement	7a	8,455,882	13,717,131	-	-	13,717,131
Share issue expense		-	(1,495,501)	-	-	(1,495,501)
Warrants exercised during the period	7a	1,018,506	7,002,043	-	-	7,002,043
Stock based compensation	7b	-	-	251,357	-	251,357
Net and Comprehensive loss		-	-	-	(28,282,880)	(28,282,880)

Balance - March 31, 2019		31,150,237	$189,726,067	$6,903,766	$(201,220,574)	$(4,590,741)

Balance - December 31, 2019		39,907,681	$194,859,415	$8,303,527	$(214,844,773)	$(11,681,831)

Issued pursuant to agency agreement	7a	11,909,196	3,037,204	-	-	3,037,204
Share issue expense		-	$(214,263)	-	-	(214,263)
Warrants exercised during the period	7a	2,400,000	$1,011,120	-	-	1,011,120
Stock based compensation	7b	-	-	$228,576	-	228,576
Net and Comprehensive loss		-	-	-	$(768,043)	(768,043)

Balance - March 31, 2020		54,216,877	$198,693,476	$8,532,103	$(215,612,816)	$(8,387,237)

See notes to financial statements

TITAN MEDICAL INC.
Unaudited Condensed Interim Statements of Cash Flows
For the Three Months Ended March 31, 2020 and 2019
(In U.S. Dollars)

		Three Months Ended	Three Months Ended
	Note	March 31, 2020	March 31, 2019
		-
Cash provided by (used in):

Operating activities:

Net loss for the period		$(768,043)	$(28,282,880)
Items not involving cash:
		-
Amortization		14,095	6,175
Stock based compensation	7(b)	228,576	251,357
Other share compensation		-	-
Warrant liability-fair value adjustment	6	(1,117,476)	10,476,625
Warrant liability-foreign exchange adjustment	6	(51,091)	(106,057)
Non-cash issuance costs		26,240	-
Non-cash settlement included in payables		250,574	-
Changes in non-cash working capital items:

Amounts receivable, prepaid expenses and deposits		173,420	(1,577,929)
Accounts payable and accrued liabilities	5	(1,227,919)	47,756
Cash used in operating activities		$(2,471,624)	$(19,184,953)
Financing activities:

Net cash proceeds from issuance of common shares and warrants		3,477,427	31,377,908
Repayment of lease liabilities	3	(3,946)	-
Cash provided by financing activities		$3,473,481	$31,377,908

Investing Activities:

Cost of Patents		(56,130)	(53,758)
Cash used in investing activities		$(56,130)	$(53,758)

Increase in cash and cash equivalents		945,727	12,139,197
Cash and cash equivalents, beginning of the period		814,492	11,471,243
Cash and cash equivalents, end of the period		$1,760,219	$23,610,440
Cash and cash equivalents comprise:

Cash		$1,495,982	$582,622
Cash equivalents		264,237	23,027,818
		$1,760,219	$23,610,440

See notes to financial statements

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2020 and 2019
(In U.S. Dollars)

1.	DESCRIPTION OF BUSINESS

Nature of Operations:

Titan Medical Inc.’s (“Titan” or the “Company”), business continues to be in the research and development stage and is focused on the continued research and development. In the near term, the Company will continue efforts to complete product development and proceed to pre-clinical and confirmatory human studies and satisfaction of appropriate regulatory requirements.  Upon receipt of regulatory approvals, the Company will transition from the research and development stage to the commercialization stage.  The completion of these latter stages will be subject to the Company receiving additional funding.

The Company is incorporated in Ontario, Canada in accordance with the Business Corporations Act. The address of the Company’s corporate office and its principal place of business is Toronto, Canada.

Basis of Preparation:

(a)	Statement of Compliance

These condensed interim financial statements are prepared in accordance with International Accounts Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the Company’s 2019 annual financial statements. These condensed interim financial statements were authorized for issue by the Board of Directors on May 13, 2020.

(b)	Basis of Measurement

These condensed interim financial statements have been prepared on the historical cost basis except for the revaluation of the warrant liability, which is measured at fair value.

(c)	Functional and Presentation Currency

These condensed interim financial statements are presented in United States dollars (“U.S.”), which is the Company’s functional and presentation currency.

(d)	Going Concern

These condensed interim financial statements have been prepared in accordance with accounting principles applicable to a going concern, which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due during the normal course of operations for the foreseeable future. The Company has shareholders’ deficiency of $8,387,237 and losses in the current quarter of $768,043 Working capital deficiency at March 31, 2020 is $7,688,354. The Company currently does not generate any revenue and accordingly it is primarily dependent upon equity financing for any additional funding required for development and operating expenses. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the ability of the Company to continue as a going concern if additional funding is not secured.

(e)	Use of Estimates and Judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of provisions at the date of the financial statements and the reported amount of expenses during the year. Financial statement items subject to significant judgement include the measurement of stock-based compensation and the fair value estimate of the initial measurement of new warrant liabilities and the remeasurement of unlisted warrants. While management believes that the estimates and assumptions are reasonable, actual results may differ.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2020 and 2019
(In U.S. Dollars)

1.	DESCRIPTION OF BUSINESS (continued)

The Black-Scholes model used by the Company to determine fair values of stock options and warrants was developed for use in estimating the fair value of the stock options and warrants.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Warrant Liability

Certain of the Company’s warrants have exercise prices that are not fixed and as such in accordance with IAS 32, they must be recorded as a derivative financial liability. This applies both in the case where the Company’s warrants are denominated in a currency (Canadian dollars) other than the Company’s functional currency (U.S. dollars), and when a warrant is issued with a cashless exercise option. In each case, these warrants are initially measured at fair value and subsequent changes in fair value are recorded through Net and Comprehensive Loss for the year. A proportional amount of costs associated with the issue of shares and warrants is allocated to the warrants and recorded through Net and Comprehensive Loss for the year. At each balance sheet date, the Company reviews the classification of each Warrant Liability to determine whether the appropriate classification remains with Liabilities or requires reclassification to Equity.

At each balance sheet date, the Warrant Liability of listed warrants is adjusted to fair value measured at the market price of the listed warrants and the Warrant Liability of unlisted warrants is adjusted to fair value using the Black-Scholes model. Prior to March 31, 2019, the Black-Sholes model for the unlisted warrants was determined using a comparable warrant quoted in an active market, adjusted for differences in the terms of the warrant. Since March 31, 2019, it was determined that the comparable warrant was no longer an effective benchmark and the Company began to use the market price and volatility of the Company’s common shares adjusted for differences in the terms of the warrant.

(b)	Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are directly or indirectly observable;

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the warrant liability relating to listed and unlisted warrants is initially based on Level 2 significant observable inputs and at subsequent dates is adjusted using Level 1 inputs for listed warrants and Level 2 inputs for unlisted warrants.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2020 and 2019
(In U.S. Dollars)

3.	LEASE ASSETS

For the three months ended March 31, 2020	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2019	$34,172	$(3,778)	$30,394
Additions during the period	-	-	-
Amortization in the period	-	(5,685)	(5,685)
Balance at March 31, 2020	$34,172	$(9,463)	$24,709

The Company entered into an 18-month lease for its corporate head office in Toronto, Ontario in November 2019. The Company recognized a right-of-use asset offset by a prepayment and a lease liability in the statement of financial position, initially measured at the present value of future lease payments (net of non-lease general expenses which are expensed as incurred).

For the period ended March 31, 2020, the Company has recognized $5,685 of amortization and $4,464 in interest expense relating to this lease and has repaid $3,946 of the lease liability.

On September 4, 2019, the Company entered into a lease agreement with a third party to lease certain office space in Chapel Hill, North Carolina. The term of the lease is 62 full months and the average monthly base rent is $8,320. The lease commencement date is April 1, 2020, the date the space is ready-for-use. As of April 1, 2020, the Company will recognize a right-of-use asset and a lease liability of $442,684 relating to this lease.

4.	PATENT RIGHTS

For the three months ended March 31, 2020	Cost	Accumulated Amortization & Impairment Losses	Net Book Value
Balance at December 31, 2019	$1,856,750	$(255,005)	$1,601,745

Additions during the quarter	56,130	-	56,130
Amortization in the quarter	-	(8,410)	(8,410)
Balance at March 31, 2020	$1,912,880	$(263,415)	$1,649,465

Balance at December 31, 2018	$1,398,713	$(226,228)	$1,172,485

Additions during the quarter	53,758	-	53,758
Amortization in the quarter	-	(6,175)	(6,175)
Balance at March 31, 2019	$1,452,471	$(232,403)	$1,220,068

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2020 and 2019
(In U.S. Dollars)

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The balance of accounts payable and accrued liabilities at March 31, 2020 is $10,184,977 (December 31, 2019 – $11,412,896). The majority of the payables relate to amounts owed to the Company’s product development suppliers amounting to $9,144,666, for legal and audit an amount of $537,535 and the balance relating to regular business operations.

Naglreiter Consulting Litigation

On October 16, 2019, Naglreiter Consulting, LLC (“Naglreiter”) filed a Complaint for breach of contract against the Company in the U.S. District Court for the Southern District of Florida. The Complaint, which was served on the Company on October 24, 2019, alleges that the Company has not paid the amounts owed under several invoices and, further, that the invoices total approximately $5 million.

On December 5, 2019, the Company filed an Answer, Affirmative Defenses and Counterclaim denying the allegations, asserting defenses to the Complaint, and asserting counterclaims against Naglreiter for (i) breach of contract including that the services that were rendered by Naglreiter were not rendered in a satisfactory manner and that Naglreiter failed to return property paid for by the Company, (ii) fraudulent inducement, (iii) negligent misrepresentation, (iv) indemnification and (v) conversion for refusing to return Titan’s property.

On February 13, 2020, Naglreiter filed an Amended Complaint against the Company to add a complaint of unjust enrichment alleging that Naglreiter had conferred benefits on the Company without the Company paying fair market value for them and asked the courts for a constructive trust over certain property of the Company in Naglreiter’s possession.

On March 9, 2020, the Company filed an Answer and Affirmative Defenses to the Amended Complaint and an Amended Counterclaim, denying the allegations, asserting defenses to the Amended Complaint, and bringing additional counterclaims of (i) replevin to recover possession of personal property held by Naglreiter, (ii) civil theft for depriving the Company of its right to certain property in Naglreiter’s possession and (iii) injunctive relief to have Naglreiter cease and desist the violation of confidentiality provisions in the parties’ agreements.

The Company is seeking a return of property having a value of over $4 million as well as the return of amounts paid for work not done or inadequately performed by Naglreiter. The Company intends to defend itself vigorously in this matter and pursue all relief to which it is entitled.

The Company has included in its accounts payable $2,889,626 for outstanding invoices relating to the period that Naglreiter was engaged with the Company.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2020 and 2019
(In U.S. Dollars)

6.	WARRANT LIABILITY

	Three Months Ended		Year Ended
	March 31, 2020		December 31, 2019
	Number of Warrants	Amount	Number of Warrants	Amount

Opening Balance	21,203,411	$3,621,444	13,901,859	$11,250,167

Issue of warrants expiring, March 21, 2024	-	-	8,455,882	15,897,059
Issue of warrants expiring, March 27, 2025	3,500,000	475,300	-	-
Warrants exercised during the period	(2,400,000)	(555,120)	(1,018,506)	(3,742,824)
Warrants expired during the period	-	-	(135,824)	-
Foreign exchange adjustment during the period	-	(51,091)	-	17,687
Fair value adjustment during the period	-	(1,117,476)	-	(19,800,645)

Ending Balance	22,303,411	$2,373,057	21,203,411	$3,621,444

7.	SHARE CAPITAL

a)	Authorized:	unlimited number of common shares, no par

	Issued:	54,216,877 (December 31, 2019: 39,907,681)

Exercise prices of units, certain warrants and options are presented in Canadian currency when they are exercisable in Canadian dollars unless otherwise noted.

March 2020 Offering

On March 27, 2020, the Company completed an offering of securities made pursuant to an agency agreement dated March 17, 2020 between the Company and H.C.Wainwright & Co., LLC (“Wainwright”) for the purchase and sale of 7,000,000 common shares of the Company (the “Common Shares”) at a per share purchase price of US $0.17 per Common Share and 3,500,000 Common Share purchase warrants (each, a “Warrant”), resulting in total gross proceeds of $1,190,000 ($862,294 net of closing cash costs including cash commission described below). Each whole Warrant is exercisable to purchase one Common Share (a “Warrant Share”) at an exercise price of US $0.19 per Common Share for a period of five years following the date of closing of the offering. The warrants were valued at $475,300 based on the value determined by the Black-Scholes model and the balance of $714,700 was allocated to common shares.

Pursuant to the placement agency agreement, in addition to the cash commission paid to Wainwright of $83,300, broker warrants were issued to Wainwright which entitle the holder to purchase 490,000 Common Shares at a price of US $0.2125 per share prior to expiry on March 27, 2025. The broker warrants were valued using the Black-Scholes model and the value of $65,600 was accounted for as an increase in the closing costs and allocated between the shares and the warrants.

Second Aspire Agreement

On December 23, 2019, the Company entered into a common share purchase agreement (the “Second Aspire Agreement”) with Aspire Capital Fund, LLC (“Aspire Capital”) whereby Aspire Capital committed to purchase up to $35 million of common shares of Titan (“Common Shares”) at Titan’s request from time to time, until June 23, 2022. On commencement of the Second Aspire Agreement, Titan issued to Aspire Capital 973,000 Common Shares, as consideration for entering into the Second Aspire Agreement. The value of the Common Shares issued of $423,440, was included in capital, offset by a fee of the same amount plus $35,122 for additional costs incurred.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2020 and 2019
(In U.S. Dollars)

7.	SHARE CAPITAL (continued)

Between January 3, 2020 and February 13, 2020, the Company issued 4,408,048 common shares pursuant to the Second Aspire Agreement as outlined in the following table:

Grant Date	Common shares issued	Value
January 3, 2020	500,000	$219,600
January 6, 2020	500,000	229,300
January 8, 2020	400,000	195,160
January 10, 2020	500,000	247,550
January 17, 2020	600,000	303,000
January 23, 2020	600,000	295,320
February 6, 2020	600,000	282,000
February 13, 2020	708,048	300,000

	4,408,048	$2,071,930

January 2020 Equity Transaction

On January 3, 2020, the Company announced that Cambridge Design Partnership Ltd. (“Cambridge”) had subscribed for common shares of the Company. The Company issued 501,148 Common Shares at a unit price of $0.50 for satisfaction of the trade payable with Cambridge of $250,574.

First Aspire Agreement

On August 29, 2019, the Company entered into a common share purchase agreement (the “First Aspire Agreement”) with Aspire Capital whereby Aspire Capital committed to purchase up to $35 million of common shares of Titan at Titan’s request from time to time, until February 28, 2022. On commencement of the First Aspire Agreement, Titan immediately sold to Aspire 1,777,325 Common Shares, representing 5.3% of the Common Shares then issued and outstanding, at a price of US $1.6879 per Common Share for gross proceeds of $3.0 million and issued to Aspire Capital 639,837 Common Shares, representing 1.9% of the Common Shares then issued and outstanding, as consideration for entering into the First Aspire Agreement. Northland Securities, Inc. acted as the Company’s agent and financial advisor in connection with the offering and pursuant to an agency agreement, was paid a cash fee of $160,000. Gross proceeds of $3.0 million, net of costs and fees of $417,113, was included in capital. Subsequent to August 29, 2019 and subject to the First Aspire Agreement, the Company issued Common Shares to Aspire as outlined in the following table:

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2020 and 2019
(In U.S. Dollars)

7.	SHARE CAPITAL (continued)

Grant Date	Common shares issued	Value
August 30, 2019	2,417,162	$3,000,000
November 8, 2019	100,000	42,560
November 8, 2019	100,000	42,560
November 12, 2019	100,000	42,970
November 12, 2019	100,000	42,000
November 13, 2019	100,000	42,970
November 14, 2019	300,000	128,910
November 15, 2019	2,500,000	1,074,250
November 19, 2019	2,067,282	888,311

	7,784,444	$5,304,531

March 2019 Equity Offering

On March 21, 2019, Titan completed an offering of securities made pursuant to an agency agreement dated March 18, 2019 between the Company and Bloom Burton Securities Inc. (“Bloom Burton”). The Company sold 8,455,882 units under the offering at a price of US $3.40 per Unit for gross proceeds of approximately $28,750,000 ($25,426,744 net of closing cost including cash commission of $2,012,500). Each unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of US $4.00 and expiring March 21, 2024. The warrants were valued at $15,897,059 based on the value determined by the Black-Scholes model and the balance of $12,852,941 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to Bloom Burton, broker warrants were issued to Bloom Burton which entitle the holder to purchase 591,911 Common Shares at a price of US $3.40 per share prior to expiry on March 21, 2021. The broker warrants were valued using the Black-Scholes model and the value of $864,190 was accounted for as an increase in the closing costs and allocated between the shares and the warrants.

During the quarter ended March 31, 2019, 1,018,506 warrants were exercised for total proceeds of $3,259,219. The fair value of the exercised warrants was $3,742,824 which was reclassed from warrant liability to common stock. No additional warrants were exercised during 2019.

b)	Stock Options and Compensation Options

Titan has reserved and set aside up to 15% of the issued and outstanding shares of Titan for granting of options to employees, officers, consultants and advisors. At March 31, 2020, 6,859,600 common shares (December 31, 2019: 5,986,152) were available for issue in accordance with the Company’s stock option plan. The terms of these options are determined by the Board of Directors.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2020 and 2019
(In U.S. Dollars)

7.	SHARE CAPITAL (continued)

On January 28, 2020, the Company issued 25,765 stock options with an exercise price of CDN $0.657 to a director in exchange for services rendered. The options vest immediately and have a contractual life of 7 years.

For the three months ended March 31,2020, $228,576 of stock-compensation was recorded (2019 – $251,357).

A summary of the status of the Company’s outstanding stock options as of March 31, 2020 and December 31, 2019 and changes during the periods ended on those dates is presented in the following table:

Stock Options – CDN $ denominated

	Three months ended March 31, 2020		Year Ended December 31, 2019
	Number of Stock Options(1)	Weighted average Exercise Price (CDN)	Number of Stock Options(1)	Weighted average Exercise Price (CDN)

Balance Beginning	860,379	$5.89	875,433	$18.20
Granted	25,765	0.66	35,719	4.54
Expired/Forfeited	-	-	(50,773)	31.79
Balance Ending	886,144	$5.74	860,379	$5.89

Stock Options – US $ denominated

	Three months ended March 31, 2020		Year Ended December 31, 2019
	Number of Stock Options	Weighted average Exercise Price (USD)	Number of Stock Options	Weighted average Exercise Price (USD)

Balance Beginning	854,042	$2.65	50,349	$1.55
Granted	-	-	843,693	2.72
Expired/Forfeited	(467,255)	2.20	(40,000)	3.72
Balance Ending	386,787	$3.19	854,042	$2.65

1.	After giving consideration for 30:1 share consolidation effected June 20, 2018.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2020 and 2019
(In U.S. Dollars)

7.	SHARE CAPITAL (continued)

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at March 31, 2020 are as follows:

Canadian Dollar Denominated Options

Exercise Price (CDN)	Number Outstanding	Weighted-average remaining contractual life (years)	Options Exercisable
$0.66	25,765	6.83	25,765
$3.28	31,498	5.42	31,498
$4.50	18,936	3.03	18,936
$4.54	743,122	3.99	370,354
$4.80	3,040	0.46	3,040
$7.49	5,590	5.27	5,590
$9.00	11,481	5.27	11,481
$9.60	1,105	0.52	1,105
$11.70	6,667	0.69	6,667
$12.00	1,948	0.68	1,948
$30.00	28,260	1.40	28,260
$30.60	2,096	0.73	2,096
$32.40	810	0.83	810
$45.30	560	0.36	560
$51.60	5,266	0.19	5,268

	886,144	3.96	513,378

US Dollar Denominated Options

Exercise Price (USD)	Number Outstanding	Weighted-average remaining contractual life (years)	Options Exercisable
$1.55	50,349	1.72	50,349
$2.20	2,165	2.30	2,165
$3.40	294,273	6.12	197,273
$3.72	40,000	2.44	-

	386,787	5.14	249,787

Total	1,272,931	4.32	763,165

The weighted average exercise price of Canadian dollar denominated options outstanding is CDN $5.74 and CDN $6.61 for options that are exercisable. The weighted average exercise price of US dollar denominated options outstanding is US $3.19 and US $3.02 for options that are exercisable.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2020 and 2019
(In U.S. Dollars)

7.	SHARE CAPITAL (continued)

Options are granted to Directors, Officers, Employees and Consultants at various times. Options are to be settled by physical delivery of shares.

Inputs for Measurement of Grant Date Fair Values

The grant date fair value of all share-based payment plans was measured based on the Black-Scholes model. Expected volatility was estimated by considering historic average share price volatility. The weighted average inputs in the original currency of the grants (CDN$ or US$) used in the measurement of fair values at grant date of the share-based option grants for the three months ended March 31, 2020 and 2019 are as follows:

	2020 - CDN	2019 – US
Fair Value calculated	CDN $0.43	-
Share price at grant	CDN $.62	-
Exercise price	CDN $0.66	-
Expected Option Life	3.5 years	-
Risk free interest rate (based on government bonds)	1.41%	-
Expected Volatility	109.00%	-
Expected dividends	Nil	-

c)	Warrants

In addition to the warrants accounted for as a liability (see Note 5), at March 31, 2020, the Company has 1,709,276 broker warrants that are issued, outstanding and exercisable (December 31, 2019 - 1,219,276). These broker warrants expire between April 10, 2020 and March 27, 2025 (December 31, 2018 - broker warrants had expiry dates between April 10, 2020 and March 21,2021).

8.	COMMITMENTS

As part of its program of research and development around the single-port robotic surgical system, the Company has outsourced certain aspects of the design and development to third party technology and development companies. At March 31, 2020, $1,305,910 in purchase orders remain outstanding (December 31, 2019 - $ 1,327,294), however work relating to these commitments is currently delayed pending additional funding and the ramp up in the Company’s development projects. The Company also has on deposit with a U.S. supplier $481,400 to be applied against future invoices (December 31, 2019 - $481,400).

9.	RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2020, transactions between the Company’s directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2020 and 2019
(In U.S. Dollars)

9.	RELATED PARTY TRANSACTIONS (continued)

Compensation paid to Executive Officers for the three months ended March 31, 2020 amounted to $186,401 compared to $514,252 for the three months ended March 31, 2019.

	March 31, 2020		December 31, 2019

	Number of Shares	%	Number of Shares	%

John Barker	32,714	0.06	32,714	0.08
Stephen Randall	22,993	0.04	22,993	0.06
David McNally	4,167	0.01	4,167	0.01
John Schellhorn	294	0.00	294	0.00

Total	60,168	0.11	60,168	0.15

Common Shares Outstanding	54,216,877	100%	39,907,681	100%

10.	SUBSEQUENT EVENTS

Senior Secured Loan from Global Medical Technology Company

On April 28, 2020, the Company issued an 8% $1.5 million senior secured promissory note (“Note”) to a leading global medical technology company (the “Corporate Lender”) and executed and delivered a security agreement (the “Security Agreement”) in favor of the Corporate Lender. The Note matures on April 28, 2023 and the unpaid principal balance owing under the Note, together with any accrued and unpaid interest and all other unpaid obligations under the Note, shall be due and payable in full on the earliest to occur of: (i) April 28, 2023, (ii) a Change of Control (as defined in the Note), or (iii) a Qualified Financing (as defined in the Note) subject to an accelerated due date under certain adverse conditions.

The Security Agreement grants a security interest in all of our present and future property including all personal property, inventory, equipment and intellectual property to the Corporate Lender. In addition, the Corporate Lender’s rights and powers include without limitation (a) exercising and enforcing all rights and remedies of a holder of collateral as if the Corporate Lender were the absolute owner of the collateral, (b) collection of any proceeds arising in respect of all of our property pledged as security for the loan, (c) license or sublicense, whether on an exclusive or nonexclusive basis, of any of our intellectual property for such term and on such conditions and in such manner as the Corporate Lender in its sole judgment determines (taking into account such provisions as may be necessary to protect and preserve such intellectual property), and (d) the right to enforce its security in the event of a default which may include the appointment of a receiver by instrument or order of the court.

The Company intends to use the proceeds of the Note for general corporate purposes while seeking additional financing to meet longer-term capital needs to support the development of its single-port robotic surgical system, instruments and accessories; and funding working capital (including the reduction of outstanding payables).

Warrants Exercised

Subsequent to March 31, 2020, 200,000 warrants were exercised for gross proceeds of $38,000.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2020 and 2019
(In U.S. Dollars)

10.	SUBSEQUENT EVENTS (contined)

May 2020 Financing

On May 6, 2020, the Company completed a registered direct offering of securities made pursuant to an agency agreement dated March 17, 2020 between the Company and H.C.Wainwright & Co., LLC (“Wainwright”) that provide for the purchase and sale of 5,514,504 common shares of the Company (the “Common Shares”) at a per share purchase price of US $0.36268 per Common Share and 2,757,252 unregistered Common Share purchase warrants (each, a “Warrant”), resulting in total gross proceeds of $2,000,000 ($1,613,800 net of estimated closing cash costs including cash commission described below). Each Warrant is exercisable to purchase one Common Share (a “Warrant Share”) at an exercise price of US $0.3002 per Common Share for a period of five and one-half (5.5) years following the date of closing of the offering.

Pursuant to the placement agency agreement, in addition to the cash commission paid to Wainwright of $140,000, broker warrants were issued to Wainwright which entitle the holder to purchase 386,015 Common Shares at a price of US $0.45335 per share prior to expiry on November 6, 2025.

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, continue to cause material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.